[Redacted Public Version]
November 14, 2005
Ms. Joyce Sweeney
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., mail stop 4561
Washington, D.C. 20549-0408
Dear Ms. Sweeney:
The purpose of this letter is to respond to your comment letter dated October 28, 2005, in which you requested that certain information be provided to you within ten business days and that certain additional disclosures be included in future KeyCorp filings with the Securities and Exchange Commission (“Commission”).
This letter includes all of the items referred to in your letter, each of which is immediately followed by our corresponding response. Further, in preparing our responses, we acknowledge that:
•	KeyCorp management is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2004
Cover Page
1. In future 1934 Act filings please use the file number 1-11302.
Response:
As per your direction, KeyCorp will use file number 1-11302 in all future 1934 Act filings with the Commission.

Exhibit 13
Management’s Discussion & Analysis of Financial Condition & Results of Operations, page 10
2.	We note your disclosure on page 10 that one of your long-term goals are to grow earnings per common share at an annual rate of 8% to 10%. Please tell us and in future filings explain how shares repurchased in excess of shares issued, such as during 2003 and 2004, impacts your evaluation of your achievement this long-term goal.
Response:
KeyCorp intends to achieve its long-term goal of 8% to 10% annual growth in earnings per common share by growing revenue faster than expenses and by maintaining asset quality. In addition, when capital exceeds internal guidelines and minimum requirements prescribed by the banking industry regulators, management may return excess capital to KeyCorp shareholders by repurchasing common shares in the open market. Such was the case in both 2004 and 2003. In both of these years, share repurchases reduced the number of weighted-average fully-diluted common shares outstanding. The impact of share repurchases on year-over-year growth for both 2004 and 2003 was estimated by management to be less than 3%.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.
Financial Statements
Note 1 – Summary of Significant Accounting Policies – Loans, page 56
3.	We note your disclosure that direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual values, less unearned income. Please tell us and in future filings disclose how you estimate the residual values of leased assets.
Response:
The residual component of a direct financing lease represents the estimated fair value of the leased asset at the end of the lease term. KeyCorp relies on industry data, historical experience, independent appraisals and the experience of its equipment leasing asset management team to establish residual value estimates. Additionally, through relationships with a number of equipment vendors, KeyCorp acquires knowledge regarding the life cycle of the equipment and pending product upgrades, as well as insight into competing products. This additional knowledge is factored into the applicable residual value estimates.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” residual values are reviewed at least annually to determine if there has been an other-than-temporary decline in value. This review is conducted using the same sources of knowledge and techniques as those described above.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.

Note 7 – Loans, page 67
4.	In future filings please present loans held for sale on the face of the balance sheet. Refer to paragraph .13(4)(e) of SOP 01-6.
Response:
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.
Note 17 – Income Taxes, page 80
5.	We note your disclosure that although the ultimate resolution of LILO transaction matters is unknown, you had provided tax reserves that management currently believes are adequate. Please tell us the amount of tax reserves accrued related to the LILO transactions and how you determined the amount accrued. Depending on the circumstances, disclosure of the accrued amount may be required. Refer to paragraphs 8 and 9 of SFAS 5.
Response:
KeyCorp and the Appeals Division of the Internal Revenue Service (“IRS”) have had ongoing discussions regarding a potential tax settlement agreement involving leveraged leasing transactions commonly referred to as Lease-in, Lease-out (“LILO”) transactions. The nature of these transactions is more fully described in response to comment six below. The negotiations had made some progress whereby certain overall parameters necessary for a settlement agreement had been established at the time of the filing of the Form 10-K for the year ended December 31, 2004. These factors led management to conclude that, pursuant to paragraph 8 of SFAS No. 5, “Accounting for Contingencies,” there was a reasonable basis for establishing a tax reserve [information redacted pursuant to confidential treatment request] at December 31, 2004. However, the ultimate outcome of these negotiations continues to be unknown as of the date of this response letter and the negotiations may not result in a settlement. If KeyCorp is unable to reach a settlement with the IRS, management will evaluate all of its options, including litigation. The necessity and adequacy of the tax reserve is being monitored and adjusted as necessary based upon the ongoing discussions with the IRS and other developments.
With regard to possible disclosures pursuant to paragraph 9 of SFAS No. 5, KeyCorp believes that its disclosures regarding this matter are adequate and appropriate to ensure that the financial statements are not misleading. In addition, KeyCorp believes that disclosure of the amount of the tax reserve accrued would be inappropriate due to the highly confidential nature of the ongoing negotiations with the IRS and the potentially adverse effect that such disclosure could have on the ultimate disposition of this matter.
6.	Please tell us and in future filings disclose the nature and terms of your LILO transactions.
Response:
LILO transactions are leveraged leasing transactions in which KeyCorp leases property from an unrelated third party and then leases the property back to the third party. The transaction is similar to a sale-leaseback transaction except that the property is leased rather than purchased by KeyCorp. Leasing transactions, such as LILOs, are designed to provide certain tax benefits to lessors due to the timing of the recognition of income and deductions for tax purposes. The specific types of deductions are more fully described in the response to comment ten.

KeyCorp executed LILO transactions with foreign customers (primarily municipal authorities) between the second half of 1996 and January 1999. The transactions involved commuter rail equipment, commercial aircraft and a wastewater treatment facility. The terms of the leases range from 28-40 years.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.
7.	Please tell us and in future filings quantify your exposure to loss in excess of the amount accrued when there is at least a reasonable possibility that a loss or an additional loss may have been incurred related to your LILO tax deductions. Refer to paragraph 10 of SFAS 5.
Response:
As described in our response to comment five, KeyCorp has established a tax reserve for LILOs on the basis of all factors present, including the ongoing negotiations with the Appeals Division of the IRS. KeyCorp continues to monitor and consider these factors and the progress of these negotiations in its analysis of the appropriate level of tax reserves. KeyCorp believes that it did not have any additional exposure to loss in excess of the amount accrued at December 31, 2004, or at the date of this response letter that would require additional disclosures pursuant to paragraph 10 of SFAS No. 5.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.
8.	We note your disclosure that you have other leveraged leasing transactions currently being examined by the IRS and have been informed that the IRS intends to disallow all deductions related to such transactions. Please tell us the amount of tax reserves accrued related to the leveraged lease deductions and how you determined the amount accrued. Depending on the circumstances, disclosure of the accrued amount may be required. Please refer to paragraphs 8 and 9 of SFAS 5.
Response:
The IRS has been examining other leveraged leasing transactions engaged in by KeyCorp. These transactions are referred to as Qualified Technological Equipment leases (“QTEs”) and Service Contracts. These transactions were entered into between 1996 and 2004. The IRS has just recently completed its examination of KeyCorp’s 1998-2000 tax years and issued its final Revenue Agent’s Report on November 10, 2005, in which it has proposed the disallowance of all tax deductions claimed in those tax years for these transactions. KeyCorp will appeal these findings to the Appeals Division of the IRS.
The ultimate outcome of the tax dispute surrounding these transactions is unknown at this time, but KeyCorp believes that the deductions taken are appropriate based on the relevant statutory, regulatory and judicial authority in effect at the times that these transactions were entered into and the tax returns were filed. QTEs and Service Contract transactions have not yet been tested in any judicial forum and we intend to vigorously defend these transactions.
Based upon all of the relevant facts, KeyCorp believes that the standard under paragraph 8 of SFAS No. 5 requiring a probable threshold for a loss contingency to be accrued has not been met. Thus, we have not established any tax reserves for QTEs and Service Contract transactions. As an accrual has not been established pursuant to paragraph 8, the requirements for disclosure under paragraph 9 of SFAS No. 5 are not applicable.

9.	Please tell us and in future filings quantify your exposure to loss in excess of the amount accrued when there is at least a reasonable possibility that a loss or an additional loss may have been incurred related to your other leveraged lease tax deductions. Refer to paragraph 10 of SFAS 5.
Response:
In our Form 10-K for the year ended December 31, 2004, we stated that we believe the intent of the IRS is to disallow the tax deductions associated with QTEs and Service Contract transactions; however, we did not receive any formal notice of a proposed disallowance until November 10, 2005. Even upon receipt of such a notice, we have rights to appeal that determination to the Appeals Division of the IRS.
Prior to any such formal notice of disallowance, KeyCorp maintains that no events have occurred that would meet the standard of reasonable possibility that a loss has been incurred. Even upon receipt of such a formal notice of disallowance, the determination of the Examination Division is not final within the IRS and is not binding on the taxpayer. Disputes with the IRS regarding interpretations of the U.S. tax laws are fairly common occurrences that do not necessarily lead to adverse outcomes for the taxpayer in disputes such as this one. Furthermore, there has been no judicial support of the position claimed by the IRS. KeyCorp intends to contest any IRS assessment.
Pursuant to paragraph 10 of SFAS No. 5, a disclosure of a loss contingency shall be made where there is a reasonable possibility that a loss may have been incurred. “Reasonable possibility” is defined as the chance of a future event or events occurring being more than remote but less than likely.
KeyCorp believes its position on QTEs and Service Contract transactions will ultimately be sustained and thus believes that while the possibility of a loss may be beyond remote, the current facts support the position that it is less than likely that a loss will be incurred on these transactions. While KeyCorp believes that disclosure of this tax dispute with the IRS is not required under paragraph 10 of the SFAS No. 5, KeyCorp has voluntarily made such disclosure to provide greater transparency to the users of its financial statements. KeyCorp will continue to do so in all future 1934 Act filings with the Commission to the extent applicable.
10.	Please tell us and in future filings disclose the nature of the deductions that the IRS is potentially disallowing related to your LILO and other leveraged lease transactions.
Response:
LILOs, QTEs and Service Contract transactions are structured as leveraged lease transactions involving various types of property. For KeyCorp as the lessor, LILO transactions generate income tax deductions for net rent expense for the leased property, interest expense on non-recourse debt incurred to fund the transaction, and transaction costs. QTEs and Service Contract transactions generate rental income from the leasing of the property and deductions for the depreciation of the leased property, interest expense on non-recourse debt incurred to fund the transaction and transaction costs. The IRS contends that the taxpayer is not entitled to these tax deductions.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.

Form 10-Q for the Quarterly Period Ended June 30, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consumer Banking, page 36
11.	We note your disclosure that noninterest expense increased due to reserves established to absorb potential noncredit-related losses from your education lending business. Please tell us and in future filings disclose the nature of the potential noncredit-related losses, the amount of the accrual, how the amount of the accrual was determined, and the circumstances or events leading to the accrual. Refer to paragraphs 9 and 10 of SFAS 5.
Response:
During the second quarter of 2005, KeyCorp established an $11 million reserve in connection with its education lending business. This reserve was established to absorb noncredit-related losses that are expected to result from KeyCorp’s election to discontinue the funding of new student loans for certain schools.
Factors considered in establishing the reserve included KeyCorp’s evaluation as probable that certain of the affected schools will cease operations, leading to claims by affected students that KeyCorp is liable for their related education not received. Factors considered in establishing the amount of the reserve included the dollar amount of unfunded loan commitments to students of those schools, and KeyCorp’s prior experience in similar cases where schools ceased operations. As a result of the above factors, KeyCorp recorded the reserve in accordance with paragraphs 9 and 10 of SFAS No. 5. At September 30, 2005, the balance remaining in the reserve was $10 million.
As per your direction, KeyCorp will address this item in all future 1934 Act filings with the Commission to the extent applicable.
Please contact me at 216-689-3564 if you have any questions about this letter.
Sincerely,
/s/ Lee Irving
Lee Irving
Executive Vice President and
Chief Accounting Officer